UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to                     .

Commission file number  1-8649.

A. Full title of the plan and address of the plan if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420
Attn: Director, Human Resources

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

The Toro Company Investment, Savings,

and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 23, 2010

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$520,442,217	435,905,687
Loans	1,156	1,156
Total investments	520,443,373	435,906,843

Employee contribution receivable	32,529	37,877
Employer contribution receivable	11,801,421	13,119,869
Total receivables	11,833,950	13,157,746

Total assets before adjustment	532,277,323	449,064,589
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(182,381)	5,140,753
Net assets available for benefits	$532,094,942	454,205,342

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions (deductions) to net assets:
Investment income (loss):
Participant loan interest	$-	6
Plan interest in net investment income (loss) of
the Toro Company Master Trust Fund	97,533,690	(197,420,588)
Net investment income (loss)	97,533,690	(197,420,582)

Employer contributions	14,413,888	16,489,420
Employee contributions	11,559,241	13,434,214
Rollover contributions	247,386	872,143
Total contributions	26,220,515	30,795,777

Total additions (deductions) to net assets	123,754,205	(166,624,805)

Deductions from net assets:
Administrative fees	(33,097)	(30,455)
Benefit payments	(45,898,850)	(33,596,849)
Total deductions from net assets	(45,931,947)	(33,627,304)

Assets transferred to the Plan	67,342	1,838,511

Net increase (decrease) in net assets available
for benefits	77,889,600	(198,413,598)

Net assets available for benefits:
Beginning of year	454,205,342	652,618,940

End of year	$532,094,942	454,205,342

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Summary Description of Plan

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document restated as of May 8, 2009 for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become The Toro Company Investment, Savings, and Employee Stock Ownership Plan. However, there continues to be an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan.  Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan offered loans to participants.  Since loans are not offered under the Plan, outstanding loan balances were transferred as a result of the merger into the Plan and continue to be repaid by participants.  Effective April 4, 2008, the Rain Master Irrigation Systems, Inc. 410(k) Profit Sharing Plan was merged into the Plan.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in Common Stock of The Toro Company (the Company). The portions of participant accounts that hold Toro Company Common Stock are included in the ESOP portion of the Plan.  The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan.  These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and Investment Fund Contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to Participant contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.  ESOP Contributions and Matching Contributions are initially invested in Company Common Stock.

Participants may choose to have their accounts including those initially invested in Company Common Stock invested in any of the investment funds made available under the Plan or in Company Common Stock.  All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participants may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments.  Participants are allowed to withdraw amounts that they previously rolled into the Plan.  Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need.  To the extent an account is invested in

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Company Common Stock, a withdrawal or distribution can be in the form of Common Stock or cash.

Benefit payments and transfers of participants’ interests are made by the trustee (Fidelity).

During the years ended December 31, 2009 and 2008, forfeited nonvested accounts totaled $18,268 and $113,329, respectively. These amounts are used to offset future employer contributions.

The Toro Company (administrator of the Plan) designs, manufactures, and markets professional turf maintenance equipment and services, turf and agricultural micro-irrigation systems, landscaping equipment, and residential yard and snow removal products. The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The accompanying financial statements of The Toro Company Investment, Savings, and Employee Stock Ownership Plan are presented in accordance with U.S generally accepted accounting principles. The accounting records of the Plan are maintained on the accrual basis.

(b)	Investments

The Plan’s investments are in a Master Trust held by Fidelity. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.  Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Company maintains one Master Trust for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan, The Toro Company Profit Sharing Plan for Plymouth Union Employees and the Hahn Equipment Company Savings Plan for Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.  The Master Trust invests in fully benefit-responsive investment contracts stated at fair value which are then adjusted to contract value.  Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income (loss) from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of December 31, 2009 and 2008.

(c)	Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Concentrations of Risk

The Plan has investments in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The assets held by the Master Trust include The Toro Company Common Stock.  At December 31, 2009 and 2008, approximately 30% of the investments of the Master Trust were invested in Common Stock of the Company.  The underlying value of the Company’s Common Stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

(e)	Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in investment contracts and security-backed contracts through the Wells Fargo Stable Value Fund E.  An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party.  The yield earned by the Wells Fargo Stable Value Fund E at December 31, 2009 and 2008 was 3.40% and 5.29%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

(3)	Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the Plan, the funding policy is to make annual contributions pursuant to a formula and to make matching contributions. The formula contribution is made by the Company and equals 1.5% of total participant compensation earned during the Plan year. The formula contribution is allocated to participants based on the participants’ compensation earned during the Plan year as a percentage of total plan year compensation.

For the profit sharing portion of the Plan, the funding policy is to make annual investment fund contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants’ total compensation earned during the plan year plus 5.5% of the participants’ compensation above the Social Security taxable wage base

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

as of the beginning of the Plan years ended December 31, 2009 and 2008. Investment income is allocated based on participants’ account balances.

Participant contributions are made to the profit sharing portion of the Plan.  They consist of salary reduction elections under a 401(k) feature, voluntary after-tax contributions, and rollover funds from other qualified plans. The Company is required to make a matching contribution into the ESOP portion of the Plan equal to 50% of the participants’ contributions to the Plan not to exceed 2% of the participants’ total compensation.  That contribution is invested in Company Common Stock.

Transfers to/from other funds represent participant elected rollovers to/from plans of other employers or other transfers to/from other plans.

(4)	Party-in-interest Transactions

Fidelity (trustee of the Plan), and The Toro Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by Fidelity, and some of the investment funds available to participants include mutual funds managed by Fidelity. In the opinion of the Plan’s legal counsel, transactions between the Plan and the trustee are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

(5)	Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)	Master Trust Fund

Under the terms of the trust agreement, the trustee manages investment funds on behalf of the Plan. The trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.  Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan.

Fair values of Master Trust investments at December 31, 2009 and 2008 were as follows:

	2009	2008
Common Collective Trusts	104,183,622	104,389,900
Registered Investment Securities	193,218,407	150,320,458
Common Stock	158,746,139	130,120,605
Pooled Funds	67,136,494	53,263,895
Total Master Trust Investments	$523,284,662	438,094,858

Plan Interest in Master Trust	$520,442,217	435,905,687

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Net investment income (loss) for the Master Trust for the years ended December 31, 2009 and 2008 was as follows:

	2009	2008
Net realized and unrealized appreciation (depreciation)
in fair value of investments
Common Collective Trusts	9,015,165	(354,839)
Registered Investment Securities	42,330,621	(106,951,020)
Common Stock	35,544,807	(86,099,937)
Pooled Funds	12,281,063	(18,327,833)
Net realized and unrealized appreciation (depreciation)	$99,171,656	(211,733,629)

Interest	-	238,302
Dividends	4,215,433	8,021,144
Net investment income (loss)	$103,387,089	(203,474,183)

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in common stock and registered investment securities are classified as Level 1 assets in the fair value hierarchy, while the Master Trust’s investments in common collective trusts and pooled funds are classified as Level 2 assets in the fair value hierarchy.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Assets measured at fair value, as of December 31, 2009 and December 31, 2008 are summarized below:

December 31, 2009	Level 1	Level 2	Level 3	Total
Common Stock	$158,746,139	—	—	158,746,139
Registered Investment Securities	193,218,407	—	—	193,218,407
Common Collective Trusts	—	104,183,622	—	104,183,622
Pooled Funds	—	67,136,494	—	67,136,494
Total	$351,964,546	171,320,116	—	523,284,662

December 31, 2008	Level 1	Level 2	Level 3	Total
Common Stock	$130,120,605	—	—	130,120,605
Registered Investment Securities	150,320,458	—	—	150,320,458
Common Collective Trusts	—	104,389,900	—	104,389,900
Pooled Funds	—	53,263,895	—	53,263,895
Total	$280,441,063	157,653,795	—	438,094,858

The following presents investments in the Master Trust as of December 31, 2009 and 2008 that represent 5% or more of the Master Trust’s net assets in either year:

Description	2009	2008
Wells Fargo Stable Return E	$91,706,130	92,054,997
Fidelity Diversified International Fund	36,584,929	28,339,242
Growth Fund of America	54,973,274	41,181,028
American Century Large Company Value Fund	1,951	35,190,860
Eaton Vance Large Cap Value I	38,510,863	—
The Toro Company Common Stock	158,746,139	130,120,605

(7)	Federal Income Taxes

The Plan obtained its latest determination letter on February 19, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the date of this letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(8)	Subsequent Events

In connection with the preparation of the financial statements in accordance with the provisions of ASC 855, Subsequent Events, the Company evaluated subsequent events after the statement of net assets available for benefits date of December 31, 2009 through June 23, 2010, which was the date the financial statements were available to be issued, and determined there are no additional items to disclose.

(9)	Reconciliation of Differences between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2009
Net assets available for benefits as presented in these
financial statements	$532,094,942
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31, 2009	182,381

Net assets available for benefits as presented on Form 5500	$532,277,323

Year Ended
December 31,
2009
Net increase in net assets available for benefits as
presented in these financial statements	$77,889,600

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31, 2009	182,381
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts at December 31, 2008	5,140,753

Net increase in net assets available for benefits as
presented on Form 5500	$83,212,734

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Assets (Held at End of the Year)

December 31, 2009

		Current
Description	Cost	value

*Participant Loans	—	$1,156

Total		$1,156

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and
Employee Stock Ownership Plan

Date: June 23, 2010	By: /s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President Finance
and Chief Financial Officer
of The Toro Company

Exhibit Index
Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm